*FOIA Confidential Treatment Request* Confidential Treatment Requested by Progyny, Inc. in connection with Registration Statement on Form S-1 filed on September 27, 2019

Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

October 4, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Pam Howell, Special Counsel

Ruairi Regan, Staff Attorney

Rufus Decker, Accounting Branch Chief

Steve Lo, Staff Accountant

Re:           Progyny, Inc.
Registration Statement on Form S-1
Filed on September 27, 2019
File No. 333-233965

Ladies and Gentlemen:

On behalf of Progyny, Inc. (the “Company”), we are providing this letter to provide the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with an estimated Preliminary IPO Price Range (defined below) and a historical analysis of the determination of fair value of the Company’s common stock (the “Common Stock”) conducted by the Company’s Board of Directors (the “Board”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (617) 937-2357 rather than rely on the U.S. mail for such notice.

Cooley LLP   500 Boylston Street   Boston, MA   02116-3736
t: (617) 937-2300  f: (617) 937-2400  cooley.com

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 4, 2019

Page Two

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary IPO Price Range”) for its initial public offering (“IPO”), which does not take into account a proposed 1-for-[***] reverse stock split of the Company’s capital stock (the “Stock Split”), which is anticipated to be effected prior to the filing of the Company’s preliminary prospectus that includes a bona fide price range. As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from representatives of the lead underwriters, including discussions that took place during the Company’s October 4, 2019 meeting of the Board. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date using the Black-Scholes option-pricing model. As described in the Registration Statement, this model requires the input of highly subjective assumptions, including the fair value of the underlying Common Stock. Set forth below is breakdown of all stock options granted by the Company in fiscal 2019 through the date of this letter as well as the fair value of the underlying Common Stock used to value such awards, as determined by the Board.

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Exercise Price Per Share of Common Stock	Fair Value Per Share of Common Stock for Financial Reporting Purposes
February 27, 2019	829,400	$0.33		$0.813
May 22,2019	2,491,400	$0.87		$0.961
May 24, 2019	21,200,000	$0.87		$0.965
June 4, 2019	3,525,200	$0.87		$0.984
July 31, 2019	863,500	$0.87		$1.465
September 10, 2019	1,559,600	$1.03		$2.110
October 2, 2019	1,025,500	$2.11	$	[***]

The estimate of the fair value per share of the Common Stock had been determined at each grant date by the Board, taking into account contemporaneous independent Common Stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board.  Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation.

At each valuation date, the Company made a determination of enterprise value using either the market approach or a combination of the market and income approaches.  In deriving enterprise value using the

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 4, 2019

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market approach, the Company used the Guideline Public Company Method (“GPCM”).  The GPCM derives market valuation multiples from the stock prices of comparable publicly traded companies. In deriving enterprise value using the income approach, the Company used the Discounted Cash Flow Method (“DCF”). Under the DCF, the Company’s next five years cash flows, including a terminal value at the end of year five anticipated cash flows, are discounted at the Company’s cost of capital. The sum of the present value of the projected cash flows over the discretely forecasted period and the present value of the terminal value yields the estimated enterprise value. The DCF requires significant assumptions, in particular, regarding the Company’s projected cash flows and the discount rate applicable to the Company’s business.

After determining enterprise value, the Valuation Reports utilized either the option pricing method (“OPM”) or a combination of OPM and the probability-weighted expected return method (“PWERM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock.  Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the enterprise value of the Company. The call right is valued using a Black-Scholes option pricing model.  The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an initial public offering (“IPO”) or sale of the Company, as well as the probability of remaining a private Company.  The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome.  As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

In determining the estimated fair value of the Common Stock as of each grant date, the Board also considered that the Common Stock is not currently freely tradable in the public markets.  Therefore, the estimated fair value of the Common Stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event.  The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team.  In establishing the exercise price of the equity awards granted on each grant date, the Board relied on the most recent Valuation Report available to the Board at such time, which reflected a valuation of the underlying Common Stock, as well as all other information available to the Board that it deemed relevant.

For financial reporting purposes, and as further described below, the Company assessed the fair value used for computing stock-based compensation after considering the fair value reflected on the latest Valuation Report prior to the grant and the subsequent Valuation Report and other facts and circumstances on the date of grant and used a straight-line methodology to interpolate the estimated fair value between valuation dates. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of the Common Stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value at the date of the grant.

The following are the key considerations in determining the value of the Common Stock at each valuation date:

February 2019 Grants

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Common Stock as of May 31, 2018, which Valuation Report was used in determining the fair value of Common Stock underlying the February 2019 grants.  Enterprise value was determined using the GPCM and DCF, each weighted at 50%.  Under the DCF, a cost of capital of 35% was applied, in light of the fact that the Company was in the expansion stage of development and still had to overcome many technical risks and issues.  Enterprise value was allocated to the Company’s various classes of capital stock using the OPM. A DLOM of 25% was applied to the Common Stock.  The resulting fair value of each share of

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 4, 2019

Page Four

Common Stock was $0.33 on a non-marketable, minority basis. The Company then retrospectively assessed the fair value of the Common Stock associated with the February 27, 2019 grants using a straight-line methodology from the May 31, 2018 Valuation Report through the March 31, 2019 Valuation Report, and determined a deemed fair value per share for financial accounting purposes of $0.813.

May, June and July 2019 Grants

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Common Stock as of March 31, 2019, which Valuation Report was used in determining the fair value of Common Stock underlying the May, June and July 2019 grants. Enterprise value was determined using the GPCM and DCF, each weighted at 50%. Under the DCF, a cost of capital of 35% was applied, in light of the fact that the Company was in the IPO stage of development and faced risks related to market penetration, execution and competition. Enterprise value was allocated to the Company’s various classes of capital stock using the OPM and PWERM weighted at 90% and 10%, respectively. In applying the PWERM, early (10/31/2019) and late (3/31/2020) IPO scenarios were each weighted at 50%. A DLOM of 25% for the OPM and 10% and 15% for the early and late IPO scenarios, respectively, were applied to the Common Stock. The resulting fair value of each share of Common Stock was $0.87 on a non-marketable, minority basis. The Company then retrospectively assessed the fair value of the Common Stock associated with the May 22, May 24, June 4, and July 31, 2019 grants using a straight-line methodology from the March 31, 2019 Valuation Report through the June 30, 2019 Valuation Report and the September 15, 2019 Valuation Report, as applicable, and determined a deemed fair value per share for financial accounting purposes of $0.961, $0.965, $0.984 and $1.465, respectively.

The primary factors that resulted in an increase in the fair value of the Common Stock during this period was progress toward a potential IPO, including meeting with investment bankers and selecting legal counsel, and management’s expectations that an IPO could occur early in the fourth quarter of 2019.  The Company believes it was appropriate to introduce the PWERM at this point in time given that it had begun to plan for a potential IPO.

September 2019 Grants

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Common Stock as of June 30, 2019, which Valuation Report was used in determining the fair value of Common Stock underlying the September 2019 grants. Enterprise value was determined using the GPCM and DCF, each weighted at 50%.  Under the DCF, a cost of capital of 35% was applied, in light of the fact that the Company was in the IPO stage of development and faced risks related to market penetration, execution and competition. Enterprise value was allocated to the Company’s various classes of capital stock using the OPM and PWERM weighted at 85% and 15%, respectively. In applying the PWERM, early (10/31/2019) and late (3/31/2020) IPO scenarios were each weighted at 50%. A DLOM of 25% for the OPM and 10% and 10% for the early and late IPO scenarios, respectively, were applied to the Common Stock. The resulting fair value of each share of Common Stock was $1.03 on a non-marketable, minority basis. The Company then retrospectively assessed the fair value of the Common Stock associated with the September 10, 2019 grants in light of the September 15, 2019 Valuation Report, and determined a deemed fair value per share for financial accounting purposes of $2.110.

The primary factors that resulted in an increase in the fair value of the Common Stock during this period were continued progress toward a potential IPO, including the Company’s initial confidential submission of its Draft Registration Statement on Form S-1, as well as the Company’s projected revenue growth.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 4, 2019

Page Five

October 2019 Grants

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Common Stock as of September 15, 2019, which Valuation Report was used in determining the fair value of Common Stock underlying the October 2019 grants. Enterprise value was determined using the GPCM and DCF, each weighted at 50%.  Under the DCF, a cost of capital of 30% was applied, in light of the fact that the Company was in the IPO stage of development and faced risks related to market penetration, execution and competition. Enterprise value was allocated to the Company’s various classes of capital stock using the OPM and PWERM weighted at 40% and 60%, respectively. In applying the PWERM, early (10/31/2019) and late (3/31/2020) IPO scenarios were weighted 75% and 25%, respectively. A DLOM of 25% for the OPM and 5% and 10% for the early and late IPO scenarios, respectively, were applied to the Common Stock. The resulting fair value of each share of Common Stock was $2.11 on a non-marketable, minority basis.

The primary factors that resulted in an increase in the fair value of the Common Stock during this period were continued progress toward a potential IPO, continued execution of the Company’s sales objectives and the Company’s projected revenue growth.

For financial reporting purposes, in connection with the current IPO process and due to the proximity of the October 2, 2019 grants to the determination of the Preliminary IPO Price Range, the Company has determined to retrospectively assess the fair value of the Common Stock associated with such grants and determined a deemed fair value per share for financial accounting purposes of $[***].

Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, without taking into effect the proposed Stock Split. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company, the Board and representatives of the lead underwriters, that took place on October 4, 2019. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.

The primary factors that account for the increase of the Preliminary IPO Price Range over the October 2, 2019 estimated fair value were:

•                  Valuation Methodology. The valuation methodology applied to the Preliminary IPO Price Range assumes a successful IPO in October 2019 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary IPO Price Range effectively weighs a near-term IPO outcome at 100%. In addition, it assumes that a public market for the Common Stock has been created, thereby excluding any marketability or illiquidity discount for the Common Stock. In contrast, the valuation of the Common Stock as of October 2, 2019, appropriately applied a weighting of less than 100% toward an IPO scenario and a DLOM due to the possibility that the Company would not complete an IPO. Further, the relevant Valuation Report utilized a quantitative methodology to determine the fair value of the Common Stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the IPO.

Further, the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock. The Preliminary IPO Price Range assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 4, 2019

Page Six

Lastly, given the proximity to the completion of the IPO, the Preliminary IPO Price Range assumes a successful IPO, which would provide the Company with (1) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (2) access to the public company debt and equity markets, and (3) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate.

•                  Market Dynamics. The valuation considerations for estimating the Preliminary IPO Price Range were informed by current conditions in the U.S. equity markets, which are continuing to trade at healthy levels and near all-time highs, despite recent volatility spurred by corporate earnings, Federal Reserve rate pronouncements and global trade debates.

Summary

The Company believes that the fair values determined for the Common Stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value at each valuation date. Based on the above analysis, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

*              *              *

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

October 4, 2019

Page Seven

Please contact me at (617) 937 2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:                                David Schlanger, Progyny, Inc.

Alison Haggerty, Cooley LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.